Exhibit 99.6

Aerohive Employee FAQ

1.	What kind of work environment will Aerohive employees be entering into?

Extreme Networks is an environment that encourages open, inclusive, transparent communication coupled with an action-oriented approach with the sole purpose of providing a world-class experience for our customers – including 50% of the Fortune 50. Extreme is a global company full of individuals who are excited to work and grow together. Extreme employees welcome Aerohive employees with our core values of candor, transparency, teamwork, curiosity, and ownership.

2.	What are the growth opportunities at Extreme for new employees?

Extreme is a top global networking company serving the largest brands operating the most sophisticated networks in the world – with expanded growth opportunities. Extreme Networks is 100% committed to leading our customers through consistent innovation across its edge-to-cloud, software-driven technology portfolio, and employees joining us from Aerohive will be a crucial part of that journey.

3.	When are Aerohive employees expected to start on Extreme’s payroll?

Subject to the satisfaction of customary closing conditions, the transaction is expected to close in Extreme’s first quarter of fiscal year 2020 (i.e., Aerohive’s third quarter of fiscal year 2019). While integration planning is ongoing, we currently expect most employees to transition to Extreme and be covered by its payroll at closing. Until that time, employees will continue to be employed by Aerohive.

4.	Where will I be working?

Extreme is headquartered in San Jose. After closing, Extreme will evaluate the consolidation of facilities on a long-term basis based on company plans and customer needs.

5.	How does Extreme plan to integrate and operate Aerohive following the acquisition?

Determining the right organizational structure to optimize the performance of the combined companies is a critical part of the integration and will be done as part of the integration planning that has already begun with the management teams of both Extreme and Aerohive.

6.

Will my current base pay and target bonus be honored at Extreme if I continue my employment following the closing? Aerohive employees who continue employment following the closing will initially maintain their current base pay and target bonus. If there is a change in the scope of an employee’s responsibilities in the employee’s new role at Extreme, subsequent changes to base pay and/or target bonus will be considered.

Do not share any internal Extreme Networks internal communications outside of the company.

7.	If I continue employment with Extreme, what will happen to my current health insurance coverage?

Outside of the US, Aerohive employees will stay on their current healthcare plans in the near term and may transition to the Extreme plans sometime after the closing of the transaction. For US employees, Extreme and Aerohive will work during integration planning to determine the appropriate timing to move everyone to the Extreme benefits plans. Our HR teams are working together to try to ensure a smooth transition.

8.	What happens to my 401(k)?

The Aerohive 401(k) plan will terminate prior to the closing and employees will be given the opportunity to join the Extreme 401(k) plan as soon as administratively possible following the closing.

9.	Will I get my 1H 2019 bonus?

1H bonuses will be paid at 100% of target to employees who remain employed by Aerohive through the earlier of August 15 or the closing.

10.	Will I get any bonus for 2H 2019?

A prorated portion of 2H bonuses will be paid at 100% of target to employees who remain employed by Aerohive through the earlier of August 15 or the closing. 2H bonuses will be prorated for the time worked between July 1, 2019, and the earlier of August 15 or the closing.

11.	What happens to our ESPP?

Under our ESPP, the current, ongoing offering periods will continue to run through July 31, 2019. This provides all current ESPP participants with an opportunity to benefit from the stock price increase. Participants will not be permitted to increase their contributions, and the current offering periods are closed to new participants.

12.	What will happen to my Aerohive equity awards at closing?

Each vested option will be cancelled at the closing in exchange for a cash payment calculated by multiplying the number of shares subject to the vested option times the positive difference, if any, between (a) $4.45, the price Extreme is paying for each share of Aerohive common stock outstanding at the closing, and (b) the exercise price per share of the option. If the exercise price per share of the option is greater than or equal to $4.45, the vested option will be cancelled for no consideration.

Each vested award of restricted stock units and performance stock units will be cancelled at the closing in exchange for a cash payment calculated by multiplying the number of shares of Aerohive common stock underlying the award times $4.45.

Do not share any internal Extreme Networks internal communications outside of the company.

Cash payments made to current and former employees will be paid through payroll and subject to applicable withholding taxes.

Extreme will assume unvested equity awards held by employees who continue with the combined organization following the closing and convert them into Extreme equity awards that remain subject to substantially the same terms and conditions, including vesting, except that the number of shares of Extreme common stock that will be subject to the equity awards and any exercise price will be adjusted in a manner intended to maintain the aggregate value of the equity award as of immediately following the closing. Extreme will provide additional information regarding the assumption of your equity awards following the closing.

13.	Will Extreme continue Aerohive’s severance practices following the closing?

Extreme has committed to maintaining Aerohive’s severance guidelines for at least 12 months following the closing.

14.	If I’m asked to work a short transition period post-close, what can I expect in terms of severance and retention?

Extreme has committed to honor Aerohive’s severance guidelines for at least 12 months following the closing.

15.	When will you know which employees Extreme wishes to retain and which employees will be let go?

No decisions have been made at this point. Extreme and Aerohive management teams are actively working together on integration planning. As part of this integration planning, we will communicate with those impacted by employment decisions.

16.	Can we trade in our company stock?

Prior to closing, you will continue to be subject to Aerohive’s insider trading policy. If you have questions, please contact Aerohive’s legal department.

17.	Where will I fit in with the new Extreme organization?

We will communicate to employees impacted by employment decisions made during the integration planning as those decisions are finalized, which is currently expected to occur no later than August 1, 2019.

18.	What does the future look like for Extreme?

Extreme Networks has been in business for more than 20 years. In that time, we have succeeded in acquiring and bringing together companies and strategic assets that support and expand our core business. As we increase the breadth of our portfolio and scale of our organization to serve our 30,000 customers, we continually optimize all areas of our business to maximize efficiencies and strengthen our competitive position.

Do not share any internal Extreme Networks internal communications outside of the company.

The acquisition of Aerohive adds critical new cloud management and edge capabilities (Elements) to our portfolio. This makes Extreme a leader in the large and growing Wi-Fi market at a critical technology transition to Wi-Fi 6, and will accelerate our scale in a market segment which is growing at 9% annually.

Overall, Extreme is a Top-3 player in enterprise networking (up from #13 in 2013). This acquisition strengthens Extreme’s position in WLAN and makes us a leader in the Cloud-Managed WLAN Services revenue. It also strengthens our position the company’s in key vertical markets, such as state and local, education, healthcare and retail. The combined company will provide customers and partners with more choice – expanding our end-to-end portfolio to include both cloud and on-prem wired and wireless solutions, supported by industry leading in-sourced customer service for our collective customers.

19.	Can I share this news on my personal social media networks? (i.e. blogs, LinkedIn, Twitter, YouTube or Facebook)

No. Certain communications related to the transaction must be filed with the SEC. These communications may include email and personal social media posts, whether you create a personal post or link to or reference another post or media article. Please do not make any communications regarding the transaction on social media, in other online accounts or otherwise comment publicly on the transaction. Your cooperation is critical to enable Extreme and Aerohive to comply with SEC rules and to ensure we can successfully close this transaction.

Aerohive Sales Employees

20.	How does this acquisition change the sales proposition for Aerohive?

Overall, Extreme is a Top-3 player in enterprise networking (up from #13 in 2013). This acquisition strengthens Extreme’s position in WLAN, giving Extreme a leading market share overall and in Cloud-Managed WLAN Services revenue. It also strengthens our position in key vertical markets, such as state and local, education, healthcare and retail – verticals Aerohive already has a strong presence in. The combined company will provide customers and partners with more choice – giving Aerohive customers access to an end-to-end portfolio and offering a single source for both cloud and on-prem wired and wireless solutions, supported by industry leading in-sourced customer service.

21.	What new verticals will Aerohive be able to target as a result of this acquisition?

In joining Extreme, Aerohive sellers will see dramatically increased market share in key verticals, including education, healthcare, state and local, and retail. They will have access to a large, edge-cloud portfolio of edge-cloud network solutions that enables greater opportunities for cross-sell and upsell.

Do not share any internal Extreme Networks internal communications outside of the company.

22.	What type of training will be given to Aerohive team members?

All sellers will train on new technology with Extreme Product Management and Sales Enablement leaders via webinar and Extreme’s Dojo training program to ensure a smooth transition.

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Additional Information and Where to Find It

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares of Aerohive’s common stock. The tender offer for the outstanding shares of Aerohive’s common stock described in this report has not commenced. At the time the tender offer is commenced, Extreme will file or cause to be filed a Tender Offer Statement on Schedule TO with the SEC and Aerohive will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Aerohive’s stockholders at no expense to them. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements”. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Extreme and Aerohive believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Extreme, Aerohive or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Purchaser may not receive sufficient number of shares tendered from Aerohive stockholders to complete the tender

Do not share any internal Extreme Networks internal communications outside of the company.

offer; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of Aerohive and Extreme to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Aerohive or Extreme; (5) the ability of Aerohive to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) Extreme’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating Aerohive with its existing businesses; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Aerohive’s recent Quarterly Report on Form 10-Q, Extreme’s most recent Quarterly Report on Form 10-Q, and Aerohive’s and Extreme’s more recent reports filed with the SEC. Aerohive and Extreme can give no assurance that the conditions to the transaction will be satisfied. Neither Aerohive nor Extreme or its subsidiaries undertakes any intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Aerohive is responsible for information in this Current Report on Form 8-K concerning Aerohive, and Extreme is responsible for information in this Current Report on Form 8-K concerning Extreme or its subsidiaries.

Extreme’s Quarterly Report on Form 10-Q filed on May 10, 2019 and other filings with the SEC (which may be obtained for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect Extreme’s business, results of operations and financial condition. Extreme undertakes no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Do not share any internal Extreme Networks internal communications outside of the company.